EXHIBIT 23.2

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related prospectus of Chelsea GCA Realty, Inc. for the registration of 1,000,000 shares of Chelsea GCA Realty, Inc. 8 3/8% Series A Cumulative Redeemable Preferred Stock (par value $0.01 per share) and to the incorporation by reference therein of our reports dated February 12, 1997, with respect to the consolidated financial statements of Chelsea GCA Realty, Inc. included in their Annual Report on Form 10-K for the year ended December 31, 1996 and our report dated February 21, 1997 with respect to the statement of revenues and certain expenses of Waikele Factory Outlet Stores included in its current report on Form 8-K dated April 11, 1997 filed with the Securities and Exchange Commission.

                                   Ernst & Young LLP

New York, New York
December 15, 1997